SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 6-K

                      Report of Foreign Issuer

                Pursuant to Rule 13a-16 or 15d-16 of

                the Securities Exchange Act of 1934


                 For the month of April 30, 2001

                  Titan Trading Analytics Inc.
         ---------------------------------------------
        (Translation of registrant's name into English)

      201 Selby Street, Nanaimo, British Columbia, V9R 2R2
        ----------------------------------------------------
            (Address of principal executive offices)
[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F

     [indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.]

                        Yes               No  X


                              SIGNATURES

     Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Titan Trading Analytics Inc.
                                     ----------------------------
                                            (Registrant)

Date   June 29, 2001                  By   "Michael B. Paauwe"
    -----------------                    ------------------------
                                       Michael B. Paauwe, President

June 28, 2001

To:
Alberta Securities Commission
British Columbia Securities Commission
Canadian Venture Exchange

Dear Sirs:
Re:   Titan Trading Analytics Inc. (the "Company")

We confirm that the attached BCFORM51-901F, together with Schedules A, B and C thereto, was mailed by pre-paid mail on June 28, 2001 to all of the registered shareholders of the common shares of the Company and all persons on the supplemental mailing list. We are providing this material to you in compliance with regulations made under the Securities Act.

Sincerely yours,
TITAN TRADING ANALYTICS INC.

          "JENNIFER GEE"
PER:
   Ms. Jennifer Gee, Chief Financial Officer

Tel:   (250) 758-4954
Fax:  (250) 758-1189






British Columbia                   QUARTERLY AND YEAREND REPORT
Securities Commission                      BCFORM51-901F
---------------------------------------------------------------------
ISSUER DETAILS                |  FOR QUARTER ENDED  | DATE OF REPORT
NAME OF ISSUER                |   January 31, 2001  | (Y/M/D)
Titan Trading Analytics Inc   |                     | 01/06/28
---------------------------------------------------------------------
ISSUER'S ADDRESS
3473 Ellis Place
---------------------------------------------------------------------
CITY     PROVINCE | POSTAL  | ISSUER FAX NO    | ISSUER TELEPHONE NO.
                  | CODE    |                  |
Nanaimo  BC       | V9T 4Y6 | 250-758-8322     | 250-758-8262
---------------------------------------------------------------------
CONTACT PERSON    | CONTACT'S POSITION         | CONTACT TELEPHONE NO
Jennifer Gee      | Chief Financial Officer    | 250-758-4954
---------------------------------------------------------------------
CONTACT EMAIL ADDRESS              | WEBSITE ADDRESS
jgee@titantrading.com              | www.titantrading.com
---------------------------------------------------------------------
CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL B. PAAUWE"   |  Michael B. Paauwe    |    01/06/28
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL GOSSLAND"    |  Michael Gossland     |    01/06/280
---------------------------------------------------------------------

                       TITAN TRADING ANALYTICS INC.
                               SCHEDULE A
                        SUPPLEMENTARY INFORMATION
                       PERIOD ENDED APRIL 30, 2001

                      TITAN TRADING ANALYTICS INC.
             (Incorporated under the laws of British Columbia)

                  CONSOLIDATED INTERIM BALANCE SHEET

                  THE 6 MONTHS ENDED APRIL 30, 2001
              WITH COMPARATIVES FIGURES AT APRIL 30, 2000
                        (CANADIAN DOLLARS)


ASSETS
Current Assets                               2001          2000
                                          ------------------------
Cash and short-term investments           $  649,115    $  920,604
Accounts receivable                           18,581         8,556
Prepaid expenses                                 835        16,863
                                          ----------    ----------
                                             668,531       946,023

Software and systems development (net)       353,680       360,928

Capital assets (net)                          52,819        44,699
                                          ----------    ----------
                                          $1,075,030    $1,351,650
                                          ----------    ----------

LIABILITIES
Current Liabilities
Accounts payable and
    accrued liabilities                   $   14,293    $   11,756
Share subscriptions receivable                     0             0
                                          ----------    ----------
                                              14,293        11,756

SHAREHOLDERS' EQUITY
Share capital                             $3,715,938    $3,375,938
Deficit                                   (2,655,201)   (2,039,044)
                                          ----------    ----------
                                          $1,075,030    $1,348,650

Approved by the Directors

(Signed) Michael B. Paauwe    Director
-----------------------------

(Signed) Michael Gossland     Director
-----------------------------

See accompanying notes to the consolidated financial statements
         PREPARED BY MANAGEMENT WITHOUT AUDIT

                       TITAN TRADING ANALYTICS INC.

        CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT

                 FOR THE 6 MONTHS ENDED APRIL 30, 2001
              WITH COMPARATIVES FIGURES AT APRIL 30, 2000
                          (CANADIAN DOLLARS)

Revenue                                      2001         2000
                                          ------------------------

Software licenses and subscriptions       $   23,898   $   10,696
Trading Income                                     0          124
                                          -----------------------
                                          $   23,898   $   10,820

Expenses
Advertising, marketing and promotion           6,346       12,968
Amortization                                  50,089       42,095
Bank charges                                   1,352        1,528
Directors' fees                                5,000        5,000
Foreign exchange loss                              0        6,925
Investor relations                               132        3,844
Management fees                               31,500       57,475
Office                                        18,839        3,941
Professional fees                             41,117       19,511
Rent                                           2,725        2,700
Salaries and benefits                         83,911      112,144
Telephone                                      4,615        4,528
Travel                                         7,651        6,579
                                          -----------------------
                                          $  253,277   $  279,238

Interest and Other Income                      8,627        4,755

Net loss for the period                     (220,752)    (263,663)

Deficit beginning of period               (2,434,449)  (1,775,381)
                                          -----------------------
Deficit end of period                    $(2,655,201) $(2,039,044)



See accompanying notes to the consolidated financial statements
               PREPARED BY MANAGEMENT WITHOUT AUDIT

                   TITAN TRADING ANALYTICS INC.

            CONSOLIDATED INTERIM STATEMENT OF CASH FLOW

              FOR THE 6 MONTHS ENDED APRIL 30, 2001
           WITH COMPARATIVES FIGURES AT APRIL 30, 2000
                    (CANADIAN DOLLARS)


                                              2001        2000
Cash from operating activities
Net loss for the period                    $(220,752)  $(263,663)

Item not involving cash
   Amortization                               50,089      42,095
                                           ---------------------
                                            (170,663)   (221,568)

Net change in non-cash working
   capital balances                          (11,325)    (31,681)
                                           ---------------------
                                            (181,988)   (253,249)

Cash used in investing activities
   Acquisition of capital assets             (14,406)     (3,787)
   Software & Systems development           (104,889)   (156,343)
                                           ---------------------
                                            (119,295)   (161,130)

Cash from financing activities
   Share subscriptions received and
   Issuance of Common Shares                 340,000     572,976
                                           ---------------------
                                             340,000     572,796

Increase in cash during the period            38,717     159,597

Cash and short-term investments,
   beginning of the period                   610,398     761,007
                                           ---------------------
Cash and short-term investments,
   end of period                           $ 649,115   $ 920,604



See accompanying notes to the consolidated financial statements
              PREPARED BY MANAGEMENT WITHOUT AUDIT

Notes to the Interim Financial Statements Ended April 30, 2001:

Note 1. Interim financial statements:

The unaudited management prepared financial statements of Titan Trading Analytics Inc. covering the six month period ended April 30, 2001 reflect all adjustments which are necessary to a fair statement of results for the interim period presented, on a basis consistent with prior periods reported.

Note 2. United States accounting principles:

This note summarizes the material variations in the accounting principles; practices and methods between Canadian and United
States generally accepted accounting principles (GAAP) and how these variations impact the financial statements.

a)  Balance sheet

There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

b)  Short-term investments

Under United States generally accepted accounting principles, short-term investments are recorded at market value. At April 30, 2001 there were no differences between the cost and the market value of the short-term investments.

c)  Escrow shares

Under United States generally accepted accounting principles, the 3,000,000 common shares of the Company held in escrow are considered contingent shares because the conditions for issuance are not currently met and will not be met by the mere passage of time.
If these shares are ever released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized at that time by the Company.

d)  Cost of sales

Under United States generally accepted accounting principles costs of sales are required to be separately disclosed. The cost of sales for software sales and trading income in the current and comparable prior interim three-month period is comprised of:


                                        April 2001    April 2000
Amortization of software and
    systems development                 $   43,904    $   42,095
Delivery                                       878           842
                                        ----------    ----------
Cost of sales                           $   44,782    $   42,937
                                        ----------    ----------

e)  Foreign currency translation

The application of the temporal method of foreign currency translation used by the Company under Canadian generally accepted accounting principles does not result in material differences from United States generally accepted accounting principles.

f)  Loss per share

Under United States generally accepted accounting principles
(US GAAP), the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares that are considered contingent shares. This means the 3,000,000 escrow shares are excluded from the calculation under US generally accepted accounting principles. On that basis, calculation of the loss per share for the current reporting period under US generally accepted accounting principles is as follows.

During the six month period ended April 30, 2001 the weighted average number of shares outstanding was 9,372,801. 3,000,000 of that total are escrow shares. Therefore, under US GAAP, the loss per share for the six month period ended April 30, 2001 is $(0.02) per share (for the comparative six months ended April 30, 2000, the loss was $(0.03 per share).

g)  Development stage enterprise

Under United States generally accepted accounting principles the Company is considered to be a development stage enterprise and all revenues and expenses and cash flows from inception to the reporting date are to be reported.

The Company's consolidated revenue and expenses from incorporation on November 30, 1993 to April 30, 2001 are:

Revenue


Software licenses and subscriptions                $   210,793
 Trading income                                         41,044
                                                   -----------
                                                       251,837

Expenses
Advertising, marketing and promotion                   460,736
Amortization                                           696,157
Bank charges                                            12,459
Capital taxes                                           11,507
Consulting                                              30,000
Directors' fees                                         20,000
Foreign exchange loss                                    7,810
Investor relations                                     162,835
Management fees                                        397,374
Office                                                 111,410
Professional fees                                      210,191
Rent                                                    41,195
Research and development                               266,020
Salaries and benefits                                  475,299
System testing                                          61,054
Telephone                                               39,063
Travel                                                 101,800
                                                   -----------
                                                     3,104,910
                                                   -----------
                                                    (2,853,073)

Interest and other income                              197,871
                                                   -----------
Net loss for the period and deficit
  accumulated during the development stage         $(2,655,202)
                                                   -----------


The Company's cash flows from incorporation on November 30, 1993 to April 30, 2001 are:

Cash flows from (used in) operating activities
Net loss for the period                            $(2,655,202)
Adjustments for:
  Amortization                                         696,157
  Foreign exchange gain                                  5,876
                                                   -----------
                                                    (1,953,169)
Net change in non-cash working capital balances
  Increase in accounts receivable                      (19,403)
  Increase in prepaid expenses                            (836)
  Increase in accounts payable and
     accrued liabilities                                15,116
                                                   -----------

Cash used in operating activities                   (1,958,292)
                                                   -----------

Cash flows used in investing activities
  Software and system development                     (947,877)
  Acquisitions of capital assets                      (154,778)
                                                   -----------
  Cash used in investing activities                 (1,102,655)
                                                   -----------

Cash flows from (used in) financing activities
  Share subscriptions received                               0
  Issuance of common shares                          3,857,027
  Share issue costs                                   (141,089)
                                                   -----------
Cash from financing activities                       3,715,938
                                                   -----------

Foreign exchange gain on cash held
    in foreign currency                                 (5,876)
                                                   -----------

Net increase in cash during the period             $   649,115
                                                   -----------

h)  Stock options

Under United States generally accepted accounting principles, granting of stock options to directors, officers and employees may give rise to a charge to income for compensation. The company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price was equal to or less than the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized.

3.  Subsequent events

a) On May 8, 2001, the company granted a total of 250,000 new
b) stock options to a new employee, two
new consultants to the company, and an existing employee and director of the company, exercisable at $0.50 per share to May 8th, 2006

                 Titan Trading Analytics Inc.

                          Schedule B
                    Supplementary Information
           For the Second Quarter ended April 30, 2001

1. Analysis of expenses and deferred costs for the current year to date:

Software and systems development

Cost - October 31, 2000 balance                    $  842,988
Current period - November 1, 2000
   to April 30, 2001                                  104,890
                                                   ----------
                                                   $  947,878

Accumulated amortization - October 31, 2000
    Balance                                        $ (550,293)
Current period - November 1, 2000 to
    April 30, 2001                                    (43,905)
                                                   ----------
                                                   $ (594,198)

Software and systems development (net)             $  353,680


2.  Related party transactions as at April 30, 2001:

Expenditures to parties not dealing at arm's length made during the year to date period:

Management contracts:
    1.  Michael B. Paauwe & Associates     (a)  $63,000
    2.  Michael Gossland & Associates      (b)  $60,000

These amounts are included in management fees, as well as in capitalized amounts of software and systems during the period, reflected as capital expenditures and subject to amortization.

Notes:
(a) Payments made pursuant to a written contract services agreement between the Company and Michael Paauwe's independent management and financial consulting firm, Michael B. Paauwe and Associates.

(b) Payments made pursuant to a written contract services agreement between the Company and Michael Gossland's independent software engineering and consulting firm, Michael Gossland and Associates.

Outside Directors Fees:   1.  Paul Shatzko      $2,500
                          2.  Robert Shatzko    $2,500

2.  Related party transactions as at June 30, 2001:

Options Granted May 9, 2001 -
    Regulatory approval dated June 21, 2001

Name                No of Shares    Per Shares    Expiry Date
John Austin           10,000          $0.50       May 8, 2006
Ken Shortt           200,000          $0.50       May 8, 2006
Linda Martin          20,000          $0.50       May 8, 2006
Greg Kennedy          20,000          $0.50       May 8, 2006
                   -----------
                     250,000


3.  Securities issued and options granted during the period:

Name                        No of Shares  Per Shares  Expiry Date
Private Placement -
Issued February 21, 2001      550,000        $0.50

Private Placement -
Issued March 20, 2001         130,000        $0.50

Options granted
January 16, 2001              255,000        $0.61     Jan 16/06
                           -------------
                              935,000

4. Summary of securities as at the end of the reporting period as at April 30, 2001:

Authorized share capital              100,000,000 common shares
Issued share capital                    9,812,966 common shares

Options reserved for future issuance    1,505,000 common shares
Warrants reserved for future issuance     930,067 common shares
Fully diluted as at April 30, 2001     12,248,033 common shares


Summary of securities as at the end of the reporting period as at June 30, 2001:

Authorized share capital              100,000,000 common shares
Issued share capital                    9,812,966 common shares

Options reserved for future issuance    1,505,000 common shares
Options granted May 9, 2001               250,000 common shares
Warrants reserved for future issuance 930,067 common shares Fully diluted as at March 31, 2001 12,498,033 common shares


Stock Options Granted as at April 30, 2001:

Name                    No of Shares   Per Share   Expiry Date
Michael B. Paauwe          430,000       $0.61      Jan 16/06
Michael Gossland           415,000       $0.61      Jan 16/06
Paul Shatzko               290,000       $0.61      Jan 16/06
Robert Shatzko             130,000       $0.61      Jan 16/06
John Austin                120,000       $0.61      Jan 16/06
Jennifer Gee                30,000       $0.61      Jan 16/06
                         ---------
                         1,505,000


Warrants Outstanding as at April 30, 2001:
250,067 warrants    $2.55  To May 19/01  $3.00  To Sept 19/01
550,000 warrants    $0.61  To Jan 10/03
130,000 warrants    $0.61  To Jan 28/03
-------
930,067 Total warrants


Escrow shares:
TTN Escrow Capital Corp.   3,000,000 common shares

5)  Directors:           Michael Paauwe
                         Michael Gossland
                         Paul Shatzko
                         Robert Shatzko
                         John Austin

Officers:                Michael Paauwe
                         Michael Gossland
                         Jennifer Gee

                TITAN TRADING ANALYTICS INC.
                       SCHEDULE C
                 SUPPLEMENTARY INFORMATION
                PERIOD ENDED APRIL 30, 2001

               TITAN TRADING ANALYTICS INC.
    MANAGEMENT DISCUSSION - QUARTER ENDED April 30, 2001

During the six months ended April 30th, 2001 we continued to adjust business plans to the more difficult financial conditions for our customers and in the equity marketplace in general. Having reported on our strong technical position with our trading systems technology in the Annual Report dated March 19th, we are concentrating on establishing a more direct path to profitability, through a more direct use of our stock trading software.

We completed $340,000 in private placements during the period with the participation of officers and associates of the company.

In May 2001, we hired a new Manager of Investor Relations and a communications consultant specializing in Media Relations to improve future effectiveness of our communications with customers and prospective investors. We also retained COPS USA Inc., an investment and merchant banking firm in Colorado, to assist us in securing new equity capital financings to implement our plans.

We are currently focusing on a plan to generate revenues directly from trading, trade management licensing of our systems at the institutional level and online subscriptions in a scaled down online stock trading analytics service.

Analysis of financial results for the period:

The company remained in a development stage during the six month period ended April 30th, 2001. The loss for the period was $220,752, compared to a loss of $263,663 for the same period last year. Total expenses were $24,000 lower than in the same period last year due to reduced staffing, management, and marketing costs.

Professional fees increased to $41,117 compared to $19,511 in the same period last year, mainly from efforts to secure new equity financings. This was offset by reduced staffing costs. Software subscription income rose to 23,898 from continued beta testing of the new online stock trading platform.

$170,663 cash was used in operations during the period, compared to $221,568 in the previous year. We made expenditures of $14,406 in acquisition of capital assets and spent $104,889 on software development. Please refer to the Schedules attached for more details.

Liquidity

At the end of the period the Company had total assets of $1,075,030, cash balances of $649,115 and net working capital of $654,238. We are continuing to seek new equity financings and new strategic partners to enable us to profit from our online publications and the use of our trading software.

For more information in connection with this Management
Discussion or the financial statements, please contact
Michael Paauwe, President at 250 758 8262.